UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chrysler Group LLC
(Name of Issuer)

Class B Membership Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.N/A		13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Fiat S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

Page 2 of 7 Pages

CUSIP No.N/A		13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Fiat Group Automobiles S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

Page 3 of 7 Pages

CUSIP No. N/A		13G	Page 4 of 7 Pages
1	NAME OF REPORTING PERSON Fiat North America LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

Page 4 of 7 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13G amends and restates the Schedule 13G filed by the reporting persons on February 13, 2012 to correct the name and title of the signatory for Fiat Group Automobiles S.p.A. on (i) the signature page to the Schedule 13G and (ii) the signature to the Joint Filing Agreement, Exhibit 99.1 to such Schedule 13G.

Item 1(a)	Name of Issuer:

Chrysler Group LLC (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

1000 Chrysler Drive
Auburn Hills, Michigan 48326

Items 2(a) and 2(b)	Name of Person Filing and Principal Business Office:

This statement is filed by:  Fiat S.p.A. (“Fiat”), Fiat Group Automobiles S.p.A (“FGA”) and Fiat North America LLC (“FNA”).  The principal business office address of Fiat is Via Nizza n. 250, 10126 Torino, Italy.  The principal business office address of FGA is Corso Agnelli 200, 10135 Torino, Italy.  The principal business address of FNA is 7 Times Square, Suite 4306, New York, NY 10036.

Fiat, FGA and FNA have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(c)	Citizenship:

Each of Fiat and FGA is a società per azioni organized under the laws of the Republic of Italy. FNA is a limited liability company formed under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Class B Membership Interests (“Class B Interests”)

Item 2(e)	CUSIP:

Not Applicable.

Item 3	Not Applicable.

Page 5 of 7 Pages

Item 4	Ownership:

The percentages used herein are calculated based on the Class B Interests issued and outstanding as of November 11, 2011 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended September 30, 2011.

Fiat is the beneficial owner of the following Class B Interests:
(a) Amount beneficially owned: -200,000-
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -200,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -200,000-

FGA is the beneficial owner of the following Class B Interests:
(a) Amount beneficially owned: -200,000-
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -200,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -200,000-

FNA is the beneficial owner of the following Class B Interests:
(a) Amount beneficially owned: -200,000-
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -200,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -200,000-

The Class B Interests are held directly by FNA. FNA is a wholly owned subsidiary of FGA. FGA is a wholly owned subsidiary of Fiat.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Page 6 of 7 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2012

FIAT S.P.A.

By:        /s/ Giorgio Fossati
Name:  Giorgio Fossati
Title:  General Counsel

FIAT GROUP AUTOMOBILES S.P.A.

By:        /s/ Andrea Striglio
Name:  Andrea Striglio
Title:  Chief Financial Officer

FIAT NORTH AMERICA LLC

By:        /s/ Gianfranco Cuda
Name:  Gianfranco Cuda
Title:  Chief Executive Officer